Exhibit 17.1

December 18, 2017

The Board of Directors

Liberty Tax, Inc.

1716 Corporate Landing Parkway

Virginia Beach, VA 23454

Ladies and Gentlemen:

On November 10, 2017, I tendered my notice that I will not seek re-election at the next annual meeting of stockholders. And, I committed to the Board, the Company and the stockholders that I would continue to fully engage in my Director responsibilities until such time, and do my best to ensure a smooth transition of Board duties. In that notice, I provided information supporting my decision that I reaffirm today.

Since November 10, 2017, the Company has held additional committee meetings and Board meetings including the most recent Board meeting on Friday December 15, 2017. Prior to adjournment of the December 15, 2017 Board meeting, Mr. Steven Ibbotson resigned from the Board effective immediately.

The Class B Directors are acting in unison through Mr. Hewitt’s Class B rights and are, in my judgment, unwilling to consider input that interferes with their objectives, with which I materially disagree.

It is now incumbent upon me to notify the Board and the stockholders that I am no longer able to exercise my Director responsibilities, and that the combined actions of the Class B Directors have put an end to my tenure as an Independent Director by rendering the remainder of my term as mere form over substance. Based upon my November 10, 2017 letter, stockholders expect that as an Independent Director of this Company I could continue to be an effective dissenting voice on the Board and serve their interests. To allow them to continue to rely upon those expectations would be misleading.

The Class B Directors have agreed to work towards a transition plan to fill Independent Director vacancies prior to the next regularly scheduled Board meeting.

So, at this point, after careful consideration and knowing that I have put a tremendous amount of effort into serving the Liberty Tax stockholders in addressing what I have described above, I am immediately resigning as a director of Liberty Tax, Inc.

It has been an honor to serve on the Board and I wish the company and its stockholders the best for the future.

Sincerely,

/s/ John Garel

John Garel